SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.    )*

OVERSEAS SHIPHOLDING GROUP, INC.

(Name of Issuer)

Class A Common Stock, par value $0.01 per share

(Title of Class of Securities)

69036R 103

(CUSIP Number)

Paul Friedman

BlueMountain Capital Management, LLC

280 Park Avenue, 12th Floor

New York, New York 10017

212-905-3990

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 5, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.   ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 69036R 103

1	NAMES OF REPORTING PERSONS BlueMountain Capital Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 57,474,992 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 57,474,992 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 57,474,992 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.4% (2)
14	TYPE OF REPORTING PERSON (See instructions) IA

(1)	Includes 524,294 Warrants (as defined in Item 1) which are held by AAI (as defined in Item 2). The Warrants may be exercised only with the consent of the Issuer (as defined in Item 1) and are subject to certain restrictions set out in the terms of the Warrants and the organizational documents of the Issuer.
(2)	All percentages set forth in this Schedule 13D are based on the Issuer’s 312,315,369 shares of Common Stock, par value $0.01 per share, outstanding as of August 5, 2014, as reported on the Issuer’s Form 8-K filed with the Securities and Exchange Commission on August 8, 2014, and are calculated assuming that the 524,294 Warrants held by AAI, but no other Warrants, have been exercised.

CUSIP No. 69036R 103

1	NAMES OF REPORTING PERSONS BlueMountain GP Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 56,775,644
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 56,775,644
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 56,775,644
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.1% (1)
14	TYPE OF REPORTING PERSON (See instructions) OO

(1)	All percentages set forth in this Schedule 13D are based on the Issuer’s 312,315,369 shares of Common Stock, par value $0.01 per share, outstanding as of August 5, 2014, as reported on the Issuer’s Form 8-K filed with the Securities and Exchange Commission on August 8, 2014, and are calculated assuming that the 524,294 Warrants held by AAI, but no other Warrants, have been exercised.

CUSIP No. 69036R 103

1	NAMES OF REPORTING PERSONS BlueMountain Nautical LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 56,775,644
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 56,775,644
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 56,775,644
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.1% (1)
14	TYPE OF REPORTING PERSON (See instructions) OO

(1)	All percentages set forth in this Schedule 13D are based on the Issuer’s 312,315,369 shares of Common Stock, par value $0.01 per share, outstanding as of August 5, 2014, as reported on the Issuer’s Form 8-K filed with the Securities and Exchange Commission on August 8, 2014, and are calculated assuming that the 524,294 Warrants held by AAI, but no other Warrants, have been exercised.

CUSIP No. 69036R 103

1	NAMES OF REPORTING PERSONS BlueMountain Guadalupe Peak Fund L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 56,775,644
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 56,775,644
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 56,775,644
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.1% (1)
14	TYPE OF REPORTING PERSON (See instructions) PN

(1)	All percentages set forth in this Schedule 13D are based on the Issuer’s 312,315,369 shares of Common Stock, par value $0.01 per share, outstanding as of August 5, 2014, as reported on the Issuer’s Form 8-K filed with the Securities and Exchange Commission on August 8, 2014, and are calculated assuming that the 524,294 Warrants held by AAI, but no other Warrants, have been exercised.

CUSIP No. 69036R 103

1	NAMES OF REPORTING PERSONS BlueMountain Long/Short Credit GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 56,775,644
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 56,775,644
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 56,775,644
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.1% (1)
14	TYPE OF REPORTING PERSON (See instructions) OO

(1)	All percentages set forth in this Schedule 13D are based on the Issuer’s 312,315,369 shares of Common Stock, par value $0.01 per share, outstanding as of August 5, 2014, as reported on the Issuer’s Form 8-K filed with the Securities and Exchange Commission on August 8, 2014, and are calculated assuming that the 524,294 Warrants held by AAI, but no other Warrants, have been exercised.

CUSIP No. 69036R 103

1	NAMES OF REPORTING PERSONS BlueMountain Long/Short Credit & Distressed Reflection Fund, a sub fund of AAI BlueMountain Fund PLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Ireland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 699,348 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 699,348 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 699,348 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.2% (2)
14	TYPE OF REPORTING PERSON (See instructions) CO

(1)	Includes 524,294 Warrants. The Warrants may be exercised only with the consent of the Issuer and are subject to certain restrictions set out in the terms of the Warrants and the organizational documents of the Issuer.
(2)	All percentages set forth in this Schedule 13D are based on the Issuer’s 312,315,369 shares of Common Stock, par value $0.01 per share, outstanding as of August 5, 2014, as reported on the Issuer’s Form 8-K filed with the Securities and Exchange Commission on August 8, 2014, and are calculated assuming that the 524,294 Warrants held by AAI, but no other Warrants, have been exercised.

CUSIP No. 69036R 103

Item 1. Security of the Issuer.

This Schedule 13D relates to the shares of Class A Common Stock, par value $0.01 per share (the “Class A Common Stock”), of Overseas Shipholding Group, Inc., a Delaware corporation (“OSG” or the “Issuer”), and Warrants exercisable for Class A Common Stock (“Warrants,” and collectively with the Class A Common Stock, the “Class A Securities”). The Issuer’s principal executive office is located at 1301 Avenue of the Americas, New York, NY 10019.

Item 2. Identity and Background.

(a-c) This Statement is being filed by the following beneficial owners of Class A Common Stock (each, a “Reporting Person”):

(i)	BlueMountain Nautical LLC, a Delaware limited liability company (“Nautical”), with respect to the Class A Common Stock directly owned by it;

(ii)	BlueMountain Long/Short Credit & Distressed Reflection Fund, a sub fund of AAI BlueMountain Fund PLC (“AAI”), with respect to the Class A Common Stock and Warrants directly owned by it;

(iii)	BlueMountain Guadalupe Peak Fund L.P., a Delaware limited partnership and sole owner of Nautical (“Guadalupe”), with respect to the Class A Common Stock directly owned by Nautical;

(iv)	BlueMountain Long/Short Credit GP, LLC, a Delaware limited liability company and the general partner of Guadalupe (the “General Partner”), with respect to the Class A Common Stock indirectly owned by Guadalupe;

(v)	BlueMountain GP Holdings, LLC, a Delaware limited liability company and the sole owner of the General Partner (“GP Holdings”), with respect to the Class A Common Stock indirectly owned by the General Partner; and

(vi)	BlueMountain Capital Management, LLC, a Delaware limited liability company (the “Investment Manager”), which serves as the non-member manager of Nautical and the investment manager to AAI and Guadalupe, and has investment discretion with respect to the Class A Common Stock directly owned by Nautical and the Class A Common Stock and Warrants directly owned by AAI.

The principal business of: (i) each of Nautical, AAI and Guadalupe is to serve as a private investment fund; (ii) the General Partner is to serve as the general partner of Guadalupe and certain other private funds for which the Investment Manager serves as investment manager; (iii) GP Holdings is to serve as the sole owner of the General Partner and a number of other entities which act as the general partner of private investment funds for which the Investment Manager serves as investment manager (including Nautical, AAI and Guadalupe); and (iv) the Investment Manager is to serve as investment manager to a number of private investment funds (including Nautical, AAI and Guadalupe) and to make investment decisions on behalf of those private funds.

The executive officers, directors, and control persons of the Reporting Persons are as follows:

Andrew Feldstein	Chief Executive Officer and Co-Chief Investment Officer of the Investment Manager; Chief Executive Officer and Co-Chief Investment Officer of GP Holdings; Manager of the General Partner

Stephen Siderow	Managing Partner and Co-President of the Investment Manager; Managing Partner and Co-President of GP Holdings

Derek Smith	Managing Partner and Co-Chief Investment Officer of the Investment Manager; Managing Partner and Co-Chief Investment Officer of GP Holdings

Alan Gerstein	Managing Partner of the Investment Manager; Managing Partner of GP Holdings; Manager of the General Partner

CUSIP No. 69036R 103

Bryce Markus	Managing Partner, Chief Financial Officer, Chief Risk Officer and Co-President of the Investment Manager; Managing Partner, Chief Financial Officer, Chief Risk Officer and Co-President of GP Holdings

Michael Liberman	Managing Partner and Chief Operating Officer of the Investment Manager; Managing Partner and Chief Operating Officer of GP Holdings

David Rubenstein	Managing Partner, Chief Executive Officer Europe, General Counsel and Secretary of the Investment Manager; Managing Partner, Chief Executive Officer Europe, General Counsel and Secretary of GP Holdings

Peter Greatrex	Managing Partner and Head of Research of the Investment Manager; Managing Partner and Head of Research of GP Holdings

James Staley	Managing Partner of the Investment Manager; Managing Partner of GP Holdings

Elizabeth Gile	Manager of the General Partner

Gary Linford	Manager of the General Partner

Mark Shapiro	Manager of the General Partner

James F. McKeon	Director of AAI

Barry McGrath	Director of AAI

Daniel J. Rayman	Director of AAI

Francois Bocqueraz	Director of AAI

The business address of Nautical, Guadalupe, the General Partner, Investment Manager, GP Holdings, Mr. Feldstein, Mr. Siderow, Mr. Smith, Mr. Gerstein, Mr. Markus, Mr. Liberman, Mr. Rubenstein, Mr. Greatrex, Mr. Staley, Ms. Gile and Mr. Shapiro is 280 Park Avenue, 12th Floor, New York, New York 10017. The business address of AAI is Beaux Lane House, Mercer Street Lower, Dublin 2, Ireland. The business address of Mr. Linford is c/o HighWater, Pavilion Commercial Centre, 1st Floor, 802 West Bay Road, P.O. Box 30599, KY1-1203, Grand Cayman, Cayman Islands. The business address of each of Mr. McKeon and Mr. McGrath is 75 St. Stephen’s Green, Dublin 2, Ireland. The business address of Mr. Rayman is 78 Briarcliff Road, Tenafly, New Jersey 07670. The business address of Mr. Bocqueraz is 88 Manchuria Road, London SW11 6AE, United Kingdom.

(d) None of the Reporting Persons or any of their respective executive officers, directors or control persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons or any of their respective executive officers, directors or control persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Feldstein, Mr. Siderow, Mr. Smith, Mr. Gerstein, Mr. Markus, Mr. Liberman, Mr. Rubenstein, Mr. Greatrex, Mr. Staley, Ms. Gile, Mr. Shapiro and Mr. Rayman are each U.S. citizens. Mr. Linford is a South African citizen. Mr. McKeon and Mr. McGrath are each Irish citizens. Mr. Bocqueraz is a French citizen.

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Item 3. Source and Amount of Funds or Other Consideration

The Class A Securities were acquired with $159,708,059.17 of working capital set aside for the general purpose of investing.

Item 4. Purpose of Transaction.

The Reporting Persons acquired the Class A Securities for investment purposes.

OSG entered into an Equity Commitment Agreement, dated as of May 2, 2014, as amended by Amendment Number 1 thereto, dated as of May 20, 2014, and as further amended by Amendment Number 2 thereto, dated as of May 23, 2014 (as so amended, the “ECA”), with certain of the Reporting Persons and certain other parties (each referred to therein as a “Commitment Party” and collectively as the “Commitment Parties”). The ECA was terminated on August 5, 2014 in connection with the consummation of the Plan (as defined below).

Pursuant to the ECA, OSG agreed, in connection with the consummation of a chapter 11 plan of reorganization (the “Plan”), to issue and distribute its common stock and/or warrants to any person who held shares of OSG’s common stock on the date of the ECA and who elected to exercise subscription rights in accordance with procedures approved by the Bankruptcy Court (the “Rights Offering Procedures”). Pursuant to the ECA, each Commitment Party, severally and not jointly, agreed with OSG to back-stop, or cause its designees under the ECA to back-stop, certain securities underlying the subscription rights that were not exercised in accordance with the Rights Offering Procedures. In addition, each Commitment Party agreed to purchase a portion of a further additional number of Class A Securities offered by OSG to such Commitment Party. As consideration for the foregoing back-stop commitment, OSG was required to pay a certain premium in the form of Class A Securities to each Commitment Party. Whether issued, upon the valid exercise of the subscription rights or otherwise in accordance with the terms of the ECA, Class A Securities were offered, sold, issued and distributed without registration under the Securities Act of 1933 on August 5, 2014. The total number of securities in the form of Class A Common Stock and/or Warrants was determined as set forth in the Rights Offering Procedures.

Pursuant to the ECA, on August 5, 2014, Nautical purchased and received 56,775,644 shares of Class A Common Stock for an aggregate purchase price of $157,749,902.17, and AAI purchased and received 175,054 shares of Class A Common Stock and 524,294 Warrants for an aggregate purchase price of $1,958,157.

On May 2, 2014, OSG entered into a Registration Rights Agreement, as amended by Amendment Number 1 thereto, dated as of May 23, 2014 (as so amended, the “Registration Rights Agreement”), with each Commitment Party setting forth, among other things, registration rights of each Commitment Party and, potentially, certain other holders of Class A Securities. Pursuant to the Registration Rights Agreement, OSG is required to register, on a registration statement to be filed with the Securities and Exchange Commission, the resale of certain Class A Securities for the benefit of the Reporting Persons, the other Commitment Parties and potentially certain other shareholders.

The Reporting Persons acquired the Class A Securities over which they exercise beneficial ownership in the belief that the Class A Securities represent an attractive investment opportunity. Subject to the terms of the Registration Rights Agreement, the Reporting Persons from time to time may enter into discussions with directors and officers of the Issuer, other shareholders or third parties in connection with the Reporting Persons’ investment in the Issuer. Such discussions may include one or more members of management, the board, other stockholders of the Issuer and other persons to discuss the Issuer’s business, strategies and other matters related to the Issuer. These discussions may include reviewing various options available to the Issuer and/or making proposals for enhancing or maximizing shareholder value through various strategic alternatives, including changes to the capitalization, ownership structure, operations, or Certificate of Incorporation or Bylaws of the Issuer, or any strategic transaction or similar opportunities. Alternatively, the Reporting Persons may elect not to engage with directors or officers of the Issuer and maintain a passive investment in the Class A Securities. The Reporting Persons may also explore increasing their ownership position in the Issuer, through open market purchases, an acquisition of securities from other significant stockholders, or otherwise based on market conditions and other developments at the time.

CUSIP No. 69036R 103

The Reporting Persons intend to review their respective investment in the Issuer on a continuing basis and may from time to time and at any time in the future depending on various factors, including, without limitation, the outcome of any discussions referenced above, the Issuer’s financial position and strategic direction, actions taken by the board and/or management, price levels of the Issuer’s (or that of any of its affiliates) common stock and/or other instruments, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, take such actions with respect to the investment in the Issuer as they deem appropriate, including: (i) acquiring additional common stock and/or other equity, debt, notes, other securities, or derivatives or other instruments that are based upon or relate to the value of the common stock of the Issuer and/or any of its affiliates (collectively, the “Securities”) in the open market or otherwise; (ii) disposing of any or all of their Securities in the open market or otherwise; (iii) engaging in any hedging or similar transactions with respect to the Securities; or (iv) proposing or considering one or more of the actions described in Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

All percentages set forth in this Schedule 13D are based on the Issuer’s 312,315,369 shares of Common Stock, par value $0.01 per share, outstanding as of August 5, 2014, as reported on the Issuer’s Form 8-K filed with the Securities and Exchange Commission on August 8, 2014, and are calculated assuming that the 524,294 Warrants held by AAI, but no other Warrants, have been exercised. A further detailed breakdown of the Reporting Persons’ beneficial ownership of Class A Common Stock is as follows:

A. Investment Manager

(a) Amount beneficially owned: 57,474,992 (including Warrants to purchase 524,294 shares of Class A Common Stock held by AAI, which may be exercised only with the Issuer’s consent and subject to certain restrictions set forth in the Issuer’s organizational documents).

Percent of class: 18.4%

(b) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: 0

(ii) Shared power to vote or to direct the vote: 57,474,992

(iii) Sole power to dispose or to direct the disposition of: 0

(iv) Shared power to dispose or to direct the disposition of: 57,474,992

B. GP Holdings

(a) Amount beneficially owned: 56,775,644

Percent of class: 18.1%

(b) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: 0

(ii) Shared power to vote or to direct the vote: 56,775,644

(iii) Sole power to dispose or to direct the disposition of: 0

(iv) Shared power to dispose or to direct the disposition of: 56,775,644

CUSIP No. 69036R 103

C. Nautical

(a) Amount beneficially owned: 56,775,644

Percent of class: 18.1%

(b) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: 0

(ii) Shared power to vote or to direct the vote: 56,775,644

(iii) Sole power to dispose or to direct the disposition of: 0

(iv) Shared power to dispose or to direct the disposition of: 56,775,644

D. Guadalupe

(a) Amount beneficially owned: 56,775,644

Percent of class: 18.1%

(b) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: 0

(ii) Shared power to vote or to direct the vote: 56,775,644

(iii) Sole power to dispose or to direct the disposition of: 0

(iv) Shared power to dispose or to direct the disposition of: 56,775,644

E. General Partner

(a) Amount beneficially owned: 56,775,644

Percent of class: 18.1%

(b) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: 0

(ii) Shared power to vote or to direct the vote: 56,775,644

(iii) Sole power to dispose or to direct the disposition of: 0

(iv) Shared power to dispose or to direct the disposition of: 56,775,644

F. AAI

(a) Amount beneficially owned: 699,348 (including Warrants to purchase 524,294 shares of Class A Common Stock, which may be exercised only with the Issuer’s consent and subject to certain restrictions set forth in the Issuer’s organizational documents)

Percent of class: 0.2%

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(b) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: 0

(ii) Shared power to vote or to direct the vote: 699,348

(iii) Sole power to dispose or to direct the disposition of: 0

(iv) Shared power to dispose or to direct the disposition of: 699,348

The Investment Manager, Guadalupe, the General Partner and GP Holdings, each expressly declare that this filing shall not be construed as an admission that each is, for the purposes of sections 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by this filing.

None of the Reporting Persons beneficially own any other shares of Class A Common Stock of the Issuer.

(c) During the last 60 days, no transactions in the Class A Common Stock were effected by any Reporting Person, or to the best knowledge of any Reporting Person, any of the other persons set forth in Item 2.

(d) No person other than a Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of shares of, Class A Common Stock beneficially owned by the Reporting Persons.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Except as set forth herein, including in Item 4, of this Schedule 13D, to the best knowledge of the Reporting Persons, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons or between the Reporting Persons and any other person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

1. Joint Filing Agreement dated August 15, 2014, attached as Exhibit 1 hereto.

SIGNATURES

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement with respect to the undersigned is true, complete and correct.

Date: August 15, 2014

BLUEMOUNTAIN CAPITAL MANAGEMENT, LLC

By:	/s/ Paul Friedman
Name:	Paul Friedman, Chief Compliance Officer

BLUEMOUNTAIN GP HOLDINGS, LLC

By:	/s/ Paul Friedman
Name:	Paul Friedman, Chief Compliance Officer

BLUEMOUNTAIN NAUTICAL LLC
BY:	BLUEMOUNTAIN CAPITAL MANAGEMENT, LLC

By:	/s/ Paul Friedman
Name:	Paul Friedman, Chief Compliance Officer

BLUEMOUNTAIN GUADALUPE PEAK FUND L.P.
BY:	BLUEMOUNTAIN LONG/SHORT CREDIT GP, LLC
BY:	BLUEMOUNTAIN GP HOLDINGS, LLC

By:	/s/ Paul Friedman
Name:	Paul Friedman, Chief Compliance Officer

BLUEMOUNTAIN LONG/SHORT CREDIT GP, LLC
BY:	BLUEMOUNTAIN GP HOLDINGS, LLC

By:	/s/ Paul Friedman
Name:	Paul Friedman, Chief Compliance Officer

BLUEMOUNTAIN LONG/SHORT CREDIT & DISTRESSED REFLECTION FUND, A SUB FUND OF AAI BLUEMOUNTAIN FUND PLC
BY:	BLUEMOUNTAIN CAPITAL MANAGEMENT, LLC

By:	/s/ Paul Friedman
Name:	Paul Friedman, Chief Compliance Officer

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement; provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)